Exhibit 99.1

Mobileye Announces Third Quarter 2016 Financial Results

Third Quarter 2016 Highlights:

•	Total revenue of $94.9 million
•	GAAP Net Income of $27 million; Non-GAAP Net Income of $46 million
•	GAAP fully diluted EPS of $0.11; Non-GAAP fully diluted EPS of $0.19
•	Generated GAAP net cash from operating activities of $38.6 million; Non-GAAP free cash flow of $36.9 million

JERUSALEM, Israel – November 15, 2016 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced financial results for the quarter ended September 30, 2016.

“Our core business performed well in the third quarter,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye.  “Strategically, we continue to see rising interest for higher-level autonomous vehicle technology.  Most new customer requirements for future programs now include a semi-autonomous feature-set in addition to Advanced Driver Assist System safety features. We have also seen an uptick in discussions relating to Fully Autonomous programs on the heels of our two recently-announced Level 4 programs with BMW and Delphi.  I am pleased that our customers continue to recognize the value Mobileye provides across the entire driving spectrum – from Driver Assist to Fully Autonomous.”

Third Quarter 2016 Financial Highlights

•	Revenue: Total revenue for the third quarter of 2016 was $94.9 million, compared to $70.6 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $72.6 million, compared to $60.8 million in the prior-year period. EyeQ chip volume increased to 1,553 thousand EyeQ units, compared to 1,351 thousand units in the prior-year period. The EyeQ Average Selling Price (ASP) per unit for the third quarter of 2016 was $45.50, up from $43.50 during the same period last year. After market (AM) revenue contributed the remaining $22.3 million of total revenue for the third quarter of 2016 compared to $9.8 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the third quarter of 2016 was $27 million, or $0.11 per diluted share. This compares to GAAP net income of $24.2 million, or $0.10 per diluted share for the third quarter of 2015. GAAP results included share-based compensation expense, net of tax, of $19 million for the third quarter of 2016 compared to $10.6 million for the third quarter of 2015.

Non-GAAP net income for the third quarter of 2016 was $46 million, or $0.19 per share, based on 238.5 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $34.8 million, or $0.15 per share, based on 238.5 million weighted average diluted shares outstanding during the third quarter of 2015. Non-GAAP net income excludes share-based compensation expense, and the applicable income tax effect. See the reconciliation information below for a more detailed discussion of this non-GAAP measure.

•	Cash and Cash Flow: At September 30, 2016, Mobileye had cash, cash equivalents, restricted cash and marketable securities of $584.4 million, compared to $543.1 million at June 30, 2016.

The company generated $38.6 million in net cash from operating activities for the third quarter of 2016 compared to $26.2 million for the third quarter of 2015. The company generated $36.9 million in non-

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GAAP free cash flow for the 2016 third quarter compared to $25.6 million for the comparable 2015 quarter. Non-GAAP free cash flow represents GAAP net cash provided by operating activities minus capital expenditures. See the reconciliation information below for a more detailed discussion of this non-GAAP measure.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.” The Company has updated its reconciliation of GAAP to non-GAAP net income taking into account recent Securities and Exchange Commission ("SEC") Staff guidance and added to the reconciliation the applicable tax effect on share-based compensation expense, for all presented periods.

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Time (U.S. time) today (Tuesday November 15, 2016) to review its financial results for the third quarter ended September 30, 2016. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through February 13, 2017.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from 25 global automakers. The Company’s products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause the Company’s actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2015. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

In this release, we provide financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our

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financial results with those of other companies in our industry, many of which release similar non-GAAP financial measures.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other companies because other companies may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense and the applicable income tax effect from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense and the applicable income tax effect is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance. Our share-based compensation expense is mostly a non-deductible expense;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP free cash flow. We define non-GAAP free cash flow as GAAP net cash provided by operating activities minus capital expenditures. Non-GAAP free cash flow is important to reflect the cash that we can use to pursue business strategies and opportunities and fulfill our goals. A limitation of using non-GAAP free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that non-GAAP free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to the fluctuations of our stock price, which impact share-based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable effort.

Company Contact:

Dan Galves

CCO / SVP

Dan.Galves@mobileye.com

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MOBILEYE N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands, except per share data)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenue	$253,581	169,053	$94,896	70,645
Cost of revenue	62,236	43,763	23,283	18,158

Gross profit	191,345	125,290	71,613	52,487

Operating costs and expenses

Research and development, net	47,173	31,758	17,561	11,526
Sales and marketing	11,382	9,791	4,088	2,812
General and administrative	48,537	26,667	19,654	10,780

Total operating expenses	107,092	68,216	41,303	25,118

Operating profit	84,253	57,074	30,310	27,369

Interest income	3,727	1,718	1,339	1,030
Financial income (loss), net	(223)	(592)	39	(158)

Profit before taxes on income	87,757	58,200	31,688	28,241

Taxes on income	(11,987)	(8,574)	(4,703)	(4,028)

Net income for the period	$75,770	49,626	26,985	24,213

Basic and diluted income per share:
Basic	$0.35	$0.23	$0.12	$0.11
Diluted	$0.32	$0.21	$0.11	$0.10

Weighted average number of Ordinary shares (in thousands)
Basic	219,459	216,927	220,078	218,180
Diluted	237,719	237,795	238,502	238,522

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MOBILEYE N.V.
RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (UNAUDITED)
(in thousands, except per share data)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2016	2015	2016	2015

GAAP net income (loss) as reported	$75,770	49,626	$26,985	24,213

Non-GAAP adjustment
Expenses recorded for Stock based compensation
Cost of revenues	33	18	14	8
Research and development	8,725	5,871	3,489	2,000
Sales and marketing	411	1,384	294	353
General and administrative	37,454	19,918	15,290	8,355
Total Stock based compensation	46,623	27,191	19,087	10,716
Income tax effect	(449)	(282)	(115)	(165)
Total adjustment	46,174	26,909	18,972	10,551

Non-GAAP net income	121,944	76,535	45,957	34,764

Non-GAAP net income per share
Basic	$0.56	$0.35	$0.21	$0.16
Diluted	$0.51	$0.32	$0.19	$0.15

Weighted average number of shares (in thousands)
Basic	219,459	216,927	220,078	218,180
Diluted	237,719	237,795	238,502	238,522

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MOBILEYE N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(U.S. dollars in thousands)

	September 30,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$230,890	$152,692
Marketable securities	98,614	59,394
Trade account receivables, net	45,007	23,706
Inventories	53,815	42,676
Other current assets	14,874	14,817
Total current assets	443,200	293,285

Long-term assets
Marketable securities	251,691	260,982
Property and equipment, net	18,533	11,031
Severance pay fund	11,947	9,863
Other assets	3,382	2,453
Total long-term assets	285,553	284,329

Total assets	$728,753	$577,614
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$36,864	$24,593
Employee related accrued expenses	6,551	5,341
Other current liabilities	15,547	13,322
Total current liabilities	58,962	43,256

Long-term liabilities
Accrued severance pay	15,273	12,020
Long-term liabilities	7,532	6,864
Total long-term liabilities	22,805	18,884

Total liabilities	81,767	62,140

Shareholders’ equity

Share capital	2,580	2,558
Additional paid-in capital	630,490	577,212
Accumulated other comprehensive income (loss)	667	(1,775)
Accumulated (deficit) Surplus	13,249	(62,521)
Total shareholders’ equity	646,986	515,474

Total liabilities and shareholders’ equity	$728,753	$577,614

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MOBILEYE N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2016	2015	2016	2015
Cash flows from operating activities
Net income for the period	$75,770	$49,626	$26,985	$24,213
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,943	2,464	1,076	846
Exchange rate differences	(589)	(21)	(327)	556
Accrued severance pay	3,253	1,608	1,193	80
Loss from marketable securities	32	173	60	5
Share-based compensation	46,623	27,191	19,087	10,716
Changes in assets and liabilities:
Trade accounts receivables, net	(21,301)	(10,406)	(6,397)	(2,797)
Other current assets	(141)	694	(955)	(1,145)
Inventories	(11,139)	(17,832)	(7,893)	(8,167)
Other long-term assets	(929)	(772)	(240)	(66)
Account payables and accrued expenses	10,319	10,813	7,463	1,737
Employee-related accrued expenses	1,210	729	(88)	(114)
Other current-liabilities	2,225	6,767	(1,693)	368
Long-term liabilities	488	270	279	(12)
Net cash provided by operating activities	108,764	71,304	38,550	26,220

Cash flows from investing activities
Change in restricted and short-term deposits	(120)	(692)	(113)	(717)
Proceeds from maturities / sales of marketable securities	74,337	144,659	39,636	14,984
Purchase of marketable securities	(101,676)	(431,438)	(40,723)	(73,708)
Severance pay fund	(1,700)	(1,243)	(503)	(406)
Purchase of property and equipment	(8,493)	(4,141)	(1,688)	(620)
Net cash used in investing activities	(37,652)	(292,855)	(3,391)	(60,467)

Cash flows from financing activities
Grant of Non-recourse loan	(1,450)	-	-	-
Repayment of Non-recourse loan	1,450	-	1,450	-
Exercise of options	6,883	8,102	3,733	1,236
Net cash provided by financing activities	6,883	8,102	5,183	1,236

Increase (decrease) in cash and cash equivalents	77,995	(213,449)	40,342	(33,011)

Balance of cash and cash equivalents at the beginning of the period	152,692	339,881	190,456	159,647

Exchange rate differences on cash and cash equivalents	203	44	92	(160)

Balance of cash and cash equivalents at the end of the period	$230,890	$126,476	$230,890	$126,476

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MOBILEYE N.V.
RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO NON-GAAP FREE CASH FLOWS (UNAUDITED)
(in thousands)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2016	2015	2016	2015

GAAP net cash from operating activities as reported	$108,764	$71,304	$38,550	$26,220
Capital Expenditures	(8,493)	(4,141)	(1,688)	(620)
Non-GAAP Free Cash Flow	100,271	67,163	36,862	25,600

MOBILEYE N.V.
SUPPLEMENTAL INFORMATION (UNAUDITED)
(in thousands)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2016	2015	2016	2015

OEM Revenue	$198,391	$141,044	$72,594	$60,844
Aftermarket Revenue	55,190	28,009	22,302	9,801
Total Revenue	$253,581	$169,053	$94,896	$70,645

Number of EyeQ units (in thousand)	4,284	3,136	1,553	1,351
EyeQ average selling price per unit	$44.8	$43.6	$45.5	$43.5

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